NO ACT

PE
9-21-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11008178

November 3, 2011

Beth Ela Wilkins
Harris Beach PLLC
bwilkens@harrisbeach.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-3-11

Re: IEC Electronics Corp.
Incoming letter dated September 21, 2011

Dear Ms. Wilkins:

This is in response to your letter dated September 21, 2011 concerning the shareholder proposal submitted to IEC by Michael D. May. We also have received a letter from the proponent dated September 28, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Michael D. May
FISMA & OMB Memorandum M-07-16

November 3, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IEC Electronics, Corp.
Incoming letter dated September 21, 2011

The proposal directs IEC to retain, under specified circumstances, a minimum cash balance on the last day of each quarterly accounting period.

There appears to be some basis for your view that IEC may exclude the proposal under rule 14a-8(i)(7), as relating to IEC's ordinary business operations. In this regard, we note that the proposal relates to the management of cash. Accordingly, we will not recommend enforcement action to the Commission if IEC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IEC relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Michael D. May

FISMA & OMB Memorandum M-07-16

September 28, 2011

Via email: shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Michael D. May

Ladies and Gentlemen:

I am writing in response to IEC Electronics' proposal to omit my Shareholder Proposal from its 2012 Proxy Material on the grounds that it relates to the ordinary business operations of the Company and that it is not a proper subject for action by stockholders under Delaware General Corporate Law. My response will be limited to addressing the ordinary business operations reasoning for exclusion. While not in any way an expert on Delaware General Corporate Law, I view this exclusion reasoning as too generic. It would essentially restrict any stockholder proposal and as such I view it as irrelevant, but again I am not an expert.

At some point in the past, IEC made a strategic decision to omit a cash balance from its balance sheet at the end of each reporting period, a strategic decision that undoubtedly involved senior management and the Board. The purpose of my proposal is not to micro-manage the Company's decisions on cash and debt repayment. While my proposal outlines a specific amount of cash that should be held on the balance sheet at the end of each quarterly reporting period based on trailing free-cash-flow, I am open to any revision the Commission deems appropriate and acceptable for a shareholder vote.

IEC's business as a contract manufacturer is not so complex or different that it cannot do what every other leveraged, publicly traded contract manufacturer based in the U.S. does: hold cash on its balance sheet at the end of each accounting period. It is not at all prudent or in stockholders best interest to rely one-hundred percent on one bank for one-hundred percent of its liquidity. Stockholders are the owners of this Company. My best interest as a stockholder is not being served by this policy. The opportunity cost of holding cash on the balance sheet for a few days per year (at the end of reporting periods) is a few thousand dollars. The opportunity cost of failing to report any cash at the end of each accounting period is much greater for stockholders: it means a loss of potential investors and therefore a loss in equity value of the Company. Many potential new investors looking at IEC for the first time are taken by surprise when they review the Company's balance sheet. It is incomprehensible that a publically traded company the size of IEC does not have any cash on its balance sheet. It raises a red flag, and many potential investors will end their research of the Company right there. I know several that have done just that. They do not care how stable the lender appears to be. They do not care how great the relationship is between the lender and management. They will simply walk away and look for the next opportunity. They know everything can change overnight, as it did in 2008 for many banks and their customers. I believe investors are passing on IEC all the time for this reason, especially institutions. The low, ten-percent institutional ownership confirms my belief.

Margin of safety for investors is huge. Cash provides a margin of safety for when things do not go according to plan, as they invariably do. Stockholder value is not being maximized by the Company's current cash management policy, either in the short- or long-term. It will take many, many years for IEC to repay all of its debt. Stockholders should not have to wait for that to happen to see increased value. Stockholder value will continue to be depressed as long as the current policy is maintained. My right as a stockholder is to put this strategic decision to a vote of all stockholders.

Again, I do not view this as an operational, day-to-day issue; I view it as a strategic one. I am open to suggestions from the Commission in regards to how to make my proposal acceptable, if it is not in its current form.

Thank you.

Best Regards,

Michael D. May

HARRIS BEACH PLLC
ATTORNEYS AT LAW

99 GARNSEY ROAD
PITTSFORD, NY 14534
(585) 419-8800

DIRECT: (585) 419-8645
FAX: (585) 419-8818
BWILKENS@HARRISBEACH.COM

September 21, 2011

Via email: shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Michael D. May

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), IEC Electronics Corp. (the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action to the Commission if the stockholder proposal described below is omitted from the Company's Proxy Statement and Form of Proxy for the Company's 2012 Annual Meeting of Stockholders (the "2012 Proxy Materials"). The Company's 2012 Annual Meeting of Stockholders is scheduled for February 1, 2012. The Company currently intends to file definitive 2012 Proxy Materials with the Commission on or about December 12, 2011. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j).

Mr. Michael D. May, a stockholder of the Company (the "Proponent"), has submitted for inclusion in the 2012 Proxy Materials a proposal and supporting statement (collectively, the "Proposal") requesting that, "on the last day of each accounting period (i.e., quarter end), the Company shall be directed to retain a cash balance under the 'Cash' line in 'CURRENT ASSETS' on the Company's Balance Sheet totaling a minimum of 25% of 'Free-Cash-Flow' (as defined [in the Proposal]) for the previous twelve months, provided that Free-Cash-Flow is greater than zero." A copy of the Proposal is filed herewith.

The Company proposes to omit the Proposal from its 2012 Proxy Materials for the following reasons:

(1) The Proposal is excludable under Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company.

(2) The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by stockholders under the General Corporation Law of the State of Delaware, the Company's state of incorporation.

The Proposal Relates to the Conduct of the Ordinary Business Operations of the Company (Rule 14a-8(i)(7)).

Rule 14a-8(i)(7) provides that a company may omit a stockholder's proposal and any statement in support thereof from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has stated that the policy underlying this provision "is basically the same as the underlying policy of most State corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." (Commission Release No. 34-19135, n.47 (October 14, 1982)). In its 1998 release amending the shareholder proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." (Release No. 34-40018, May 28, 1998). As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. As discussed below, the Proposal seeks to do both of these things. The types of decisions upon which the Proposal focuses are fundamentally economic decisions requiring the balancing of complex cost/benefit analyses which stockholders as a group are not in a position to judge.

The Proposal seeks to subject ordinary business decisions to direct stockholder oversight. Decisions concerning cash management and debt levels must be consistent with the other current and long-term financial policies and goals of the Company, and are inherently functions that are handled by a corporation's management, under the supervision of its board of directors. The ability to make these decisions is fundamental to management's ability to manage the financial condition and operations of the Company and, as such, is not an appropriate subject for direct stockholder oversight.

If adopted, the Proposal would require management to maintain, at each fiscal quarter end, a minimum level of "Free-Cash-Flow" (as defined in the Proposal). As such, the Proposal, if adopted, would deprive management of its discretion in managing sources and uses of cash, substituting a stockholder directive for professional, day-to-day management of funds, which is one of the most commonplace and important responsibilities of the financial executives of every company. It is no more appropriate for stockholders to involve themselves in decisions of whether to pay down debt than it would be for stockholders to dictate decisions on whether to issue debt securities or to borrow at specified levels. The Proposal would tie management's hands at regular intervals throughout the fiscal year, irrespective of changes in circumstances that are inevitable over such a period. The amount of cash maintained by the Company necessarily fluctuates frequently in accordance with the requirements of the Company's operations.

Management's determinations of the Company's cash needs are part of the ordinary business of the Company and to impose stockholders guidelines would interfere with the conduct of the ordinary business of the Company.

In addition, the Proposal seeks to "micro-manage" the Company by limiting management's flexibility with respect to its uses of cash at certain specified dates during the course of the fiscal year. Decisions concerning cash management and debt levels are based on complex financial, accounting, tax and business considerations that are generally outside the knowledge and expertise of stockholders.

Further, the decision of whether and why to apply cash to the repayment of debt is a decision "of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." (Commission Release No. 34-12999, November 22, 1976). The availability and appropriate uses of a company's funds are determined on a daily basis by management, which can call on a constant flow of relevant information that is crucial to informed decision-making but unavailable to stockholders. Management clearly possesses greater expertise and more current relevant information concerning the financial affairs of the Company than do the stockholders as a group, and is in a position to react to market conditions in real time rather than once a year at the annual meeting. Given the speed with which market conditions change, it would be detrimental to the Company to constrain management's decision-making with respect to its use of cash in order to maintain a specified level on specified dates throughout the fiscal year.

The Staff has consistently viewed stockholder proposals relating to corporate financing decisions to be within a company's ordinary business operations, and, therefore, unsuitable topics for shareholder proposals. See, *e.g.*, Vishay Intertechnology, Inc. (March 28, 2008) (proposal recommending that the company eliminate its long-term debt); McDonald's Corporation (March 14, 2006) (proposal requiring the company's board of directors to adopt and implement a comprehensive risk strategy as outlined in the proposal); Stewart Enterprises, Inc. (January 2, 2001) (proposal requiring immediate liquidation of all cash investments and the use of proceeds for reduction of debt); First Federal Bankshares, Inc. (August 24, 2000) (proposal to use the proceeds of maturing instruments to pay down debt until a specified level of tangible net worth is attained); General Electric Company (February 15, 2000) (proposal requiring a report outlining the financial benefit the company receives from specified types of government incentive programs); R.J. Reynolds Industries, Inc. (December 22, 1975) (proposal for debt reduction to 10% or less of the company's assets).

The Proposal Restricts the Board's Discretion in Violation of Delaware Law (Rule 14a-8(i)(1)).

Section 141(a) of the Delaware General Corporation Law provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Neither Delaware law nor the Company's Certificate of Incorporation contains any provision that in any way limits the general authority of the Board of Directors to manage the business and affairs of the Company.

If adopted, the Proposal would severely restrict the discretion of the Board of Directors to manage the business and affairs of the Company. As noted above, it is the directors, not the stockholders, who are the managers of the business affairs of the corporation and are empowered to make the business decisions of the corporation. See *Maldonado v. Flynn*, 413 A2d 1251, 1255 (Del. Ch. 1980). By having the Board of Directors instruct management to maintain a minimum cash balance at the end of each fiscal quarter, the Proposal would deprive the Board of Directors of its ability, on behalf of all stockholders, to manage the Company's overall capital structure and financing activities, a fundamental aspect of the business and affairs of the Company. Presumably, the Proposal would require the Board of Directors to go back to the Company's stockholders to undo the strictures imposed by the Proposal with respect to cash management, thereby depriving the Board of Directors of the flexibility needed to maximize stockholder value by making decisions as to how best to utilize its cash at particular times. This would take away from the stockholders the benefit of the expertise and sophistication possessed by the Board of Directors and which, as indicated above, is not readily available to stockholders.

For the Board of Directors, and the officers responsible to them, to be circumscribed in fulfilling their continuing fiduciary responsibilities under Delaware law on the crucial questions of cash management by a stockholder directive would run contrary to the intent of Delaware law. Because the Board of Directors has the statutory responsibility for the prudent conduct of the business and affairs of the Company, it must also have the unimpeded discretionary authority to do so.

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from the Company's 2012 Proxy Materials under Rule 14a-8(i)(7), Rule 14a-8(i)(1) or Rule 14a-8(i)(3). We respectfully request your confirmation that the Staff will not recommend enforcement action if the Proposal is so omitted.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2012 Proxy Materials by sending him a copy of this letter and the attachments hereto. Any questions with regard to the foregoing should be directed to the undersigned at the address and phone number set forth below.

Very truly yours,



Beth Ela Wilkens
Harris Beach PLLC
99 Garnsey Road
Pittsford, New York 14534
Phone: (585) 419-8645

Enclosures

APPENDIX A

Michael D. May

FISMA & OMB Memorandum M-07-16

July 15, 2011

Mr. Martin S. Weingarten
Corporate Secretary
IEC Electronics Corp.
105 Norton St.
PO Box 271
Newark, NY 14513

Dear Mr. Weingarten:

This letter is a supplement to my shareholder proposal for the 2012 Annual Meeting of Stockholders of IEC Electronics Corp. As SEC Rule 14a-8 mandates, I must state my intention to hold my shares of the Company through the date of the next annual meeting of shareholders. This letter states my intention to hold all my shares of stock in IEC Electronics Corp. through the 2012 Annual Meeting of Stockholders.

I trust that I have included all the required information for my proposal to be included in the proxy. I would greatly appreciate confirmation of my compliance with Rule 14a-8 once you have time to review my proposal and all supporting documents.

Thank you.

Best Regards,

Michael D. May

Enclosures

SHAREHOLDER PROPOSAL FOR THE

2012 ANNUAL MEETING OF STOCKHOLDERS

Shareholder Making the Proposal:
Michael May

FISMA & OMB Memorandum M-07-16

Shares currently held (as of 07/15/2011): 1050
I intend to appear at the meeting or by proxy to make the proposal.

I have no material interest in this proposal beyond that of benefiting as a common shareholder in IEC Electronics Corp.

DEFINITIONS:

Free-Cash-Flow: 'Net cash flows from operating activities' less capital expenditures (i.e., 'Purchases of fixed assets').

WHEREAS:

The Board of Directors and management of IEC Electronics has clearly stated it is their policy to use all "Free-Cash-Flow" to reduce outstanding debt and not hold any cash on the balance sheet, instead relying on a credit facility provided by Manufacturers and Traders Trust Company for day-to-day liquidity until such time as outstanding debt is reduced to zero. I believe that this policy is irresponsible and causing harm to shareholders by reducing the attractiveness of the Company's common shares to retail and institutional long-term investors that specifically look for the margin of safety that cash provides. In addition, the Company's stated objective of continuing to grow through acquisition is very likely to add to existing indebtedness in the future; this will decrease the possibility that any cash will accumulate on the balance sheet in the next three to five years unless this proposal is passed by shareholders. Should shareholders not call for cash on the balance sheet, I believe that the stock price will likely continue to be depressed at a level below fair market value.

RESOLVED, that on the last day of each accounting period (i.e., quarter end), the Company shall be directed to retain a cash balance under the 'Cash' line in 'CURRENT ASSETS' on the Company's Balance Sheet totaling a minimum of 25% of "Free-Cash-Flow" (as defined above) for the previous twelve months, provided that Free-Cash-Flow is greater than zero.

SUPPORTING STATEMENT:

This will strengthen the balance sheet of IEC and increase the attractiveness of the stock to long-term, investors, while costing very little in added interest expense. There are no companies in the S&P 500 (and less than five in the Russell 2000) that carry debt but maintain a zero cash balance. There is a very good reason for this: cash provides a cushion in the event that something unexpected occurs. The market wants to see the safety and flexibility that cash provides (no matter the perceived strength of the lending institution and Credit Agreement), even with the added expense of servicing it. As a publically traded company, IEC has an obligation to manage its balance sheet in a manner that enhances shareholder value. The current cash strategy is not enhancing shareholder value. IEC is generating enough cash to aggressively pay down debt AND build a cash balance. This new policy is very friendly to management's desire to use excess cash to pay down debt. I view this as an attractive compromise for the Board, management and shareholders. I urge all shareholders to vote in favor of this proposal.